SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______

Commission file number 1-8787

Full title of the Plan:

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

Name of the issuer of the securities held pursuant to the Plan
and the address of its principal executive office:

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street
New York, N.Y. 10270

American General Agents' and Managers' Thrift Plan

Financial Statements
December 31, 2003 and 2002
Supplemental Schedule
December 31, 2003

Page(s)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
American General Agents' and Managers' Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American General Agents' and Managers' Thrift Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
June 22, 2004

American General Agents' and Managers' Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments funds, at fair value		
Invesco Growth Fund	$ -	$ 204,842
Invesco Dynamics Fund	-	215,266
Brazos Small Growth Fund	911,373	111,099
Invesco Balanced Fund	-	958,524
Invesco 500 Index Trust Fund	-	1,537,677
AIM International Growth Fund	-	1,835,550
Putnam Vista Fund	-	961,931
T Rowe Price Small Cap Stock Fund	-	785,652
Vanguard Bond Index - Total Bond Market Fund	1,972,459	1,688,198
Vanguard Prime Money Market Fund	4,848,175	9,353,816
Vanguard Prime Cap Fund	14,528,682	-
Fidelity Dividend Growth Fund	298,002	-
Janus Twenty Fund	77,256	-
Janus Small Cap Value Fund Institutional Shares	958,720	-
SunAmerica Style Select Series	368,416	-
SunAmerica Value Fund	53,891	-
Templeton Foreign Fund	2,411,660	-
Vanguard 500 Index Fund Investor Shares	2,578,928	-
Vanguard Wellington Fund Investor Shares	1,828,152	-
Vanguard Windsor Fund	408,616	-
	31,244,330	17,652,555
Interest in the American General Thrift Plan Master Trust	-	69,994,886
American International Group Stock Fund, at fair value	70,679,995	-
AIG Stable Value Fund, at contract value	29,078,709	-
American General Stable Value Fund, at contract value	-	28,550,442
Participant loans	3,672,562	3,852,901
Total Investments	134,675,596	120,050,784
Contributions receivable		
Participants	-	90,076
Employer	-	13,100
	-	103,176
Total assets	134,675,596	120,153,960
Contributions received in advance		
Participants	87,546	-
Employer	12,386	-
	99,932	-
Unclaimed distributions	54,807	-
Accounts payable	3,726	-
Total liabilities	158,465	-
Net assets available for benefits	$ 134,517,131	$ 120,153,960

The accompanying notes are an integral part of these financial statements.

American General Agents' and Managers' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003 and 2002

	2003	2002
Additions		
Additions to net assets attributed to		
Investment income		
Net appreciation (depreciation) in fair value of investments (see Note 3)	$ 15,500,910	$ (3,981,943)
Net investment loss from interest in the American General Thrift Plan Master Trust	-	(26,989,647)
Interest income	541,003	110,810
Dividends	801,445	144,715
Investment income/(loss)	16,843,358	(30,716,065)
Contributions		
Participant	6,739,496	7,045,133
Employer	976,497	989,050
	7,715,993	8,034,183
Total additions	24,559,351	(22,681,882)
Deductions		
Deductions from net assets attributed to		
Distributions to plan participants	10,153,444	16,004,487
Expenses	42,736	33,583
Total deductions	10,196,180	16,038,070
Net increase/(decrease)	14,363,171	(38,719,952)
Net assets available for benefits		
Beginning of year	120,153,960	158,873,912
End of year	$ 134,517,131	$ 120,153,960

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

General

The American General Agents' and Managers' Thrift Plan ("the Plan") was established on August 1, 1968. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies are available from the Plan administrator.

The Plan is sponsored by American General Corporation (the "Company" or "American General") which is a wholly owned subsidiary of American International Group, Inc. ("AIG") and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is offered to eligible agents and managers (sales employees) of the former American General Life and Accident Insurance Company ("AGLA").

Eligible employees as defined in the Plan documents may elect to become participants upon the lapse of 30 days from the employment commencement date. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended ("the Code").

Effective January 1, 2002, all Company contributions funded after December 31, 2001 were invested according to the participant's investment elections for future contributions rather than in AIG common stock. In addition, participants were allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investments offered by the Plan.

Effective January 1, 2002, the vesting schedule was changed from a five to three year cliff vesting.

Effective January 1, 2002, the Plan adopted certain amendments allowed under The Economic Growth and tax Relief Reconciliation Act of 2001.

Effective January 1, 2003, Vanguard Fiduciary Trust Company ("Vanguard") replaced AMVESCAP as Trustee of the Plan and replaced Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP, as recordkeeper for the Plan.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Participant Accounts

Each participant's account is credited with the participants' and Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions

Participants may contribute, on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to fifty percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

For 2003 and 2002, the total amount of participant pretax contributions is limited to $12,000 and $11,000, respectively. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $40,000 in both 2003 and 2002. During 2003 and 2002, the total amount of base pay that can be used in determining contributions under the Plan is $200,000. Employee contributions earnings thereon are vested immediately. After 3 years of services, employees become vested in the Company's matching contribution and earnings thereon.

Contributions received in advance relate to contributions for the first pay period in 2004, which were received in 2003.

Investment Options
All contributions to the Plan are deposited into one or more of the 15 options managed by Vanguard Fiduciary Trust Company ("Vanguard"). The allocation of contributions among the options is determined by each participant.

Distributions
Investments in the Plan are eligible for withdrawals when an employee completes his or her career with the Company, retires, becomes permanently disabled, dies, or is in need of the funds because of a case of hardship, as defined by the Plan. At age 59-1/2 or older, employees may withdraw all or any portion of their vested amounts at any time. Participants who retire, leave the Company or become disabled elect between receiving a lump sum distribution equal to the entire value of their vested account or deferring the funds in the Plan until age 70-1/2 if the account balance is $5,000 or more. Distributions are mandatory for account balances less than $5,000. Participants who retire, become disabled or die, vest immediately in all funds. Beneficiaries receive a lump sum distribution equal to the full value of accounts held by the Plan participants who die. Funds taken out of the Plan, and not reinvested into another qualified plan, subject the employee to income and 20% withholding taxes on such funds.

Participant Loans
Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Loans at December 31, 2003 have been issued at interest rates between 4.00% and 10.5%. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures
Participants terminating employment forfeit their non-vested interest in the Company contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions and administrative expenses. Participants who terminate and are re-employed with the Company before incurring five consecutive one-year

breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document. Forfeitures used to reduce contributions and administrative expenses as of December 31, 2003 and 2002 were $42,736 and $32,583, respectively. Unapplied forfeitures were $309,380 and $275,935 at December 31, 2003 and 2002, respectively.

Unclaimed distributions relate to participant withdrawals which were not claimed at December 31, 2003.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These significant estimates include the fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at Year-end. Investments in the Stable Value Fund which comprises of the AIG Stable Value Fund in 2003, and the American General Stable Value Fund in 2002, are stated at contract value, which approximates fair value. Contract value represents accumulated contributions, net of withdrawals, made under the contract, plus interest at the contract rate. The average crediting rate on the AIG Stable Value Fund and the American General Stable Value Fund, was 4.71% and 5.88%, at December 31, 2003 and 2002 respectively. As at December 31, 2003, the assets in the AIG Stable Value Fund comprised of 58.2% in collective funds, which include the Wells Fargo Stable Return Fund, 32.4% in Security Backed Contracts and 9.4% in Investment Contracts. The Investment Contracts interest rates range from 4.91% to 7.36% with an overall yield of 6.28%. In 2002 the Fund was entirely invested in the Wells Fargo Stable Value Fund. For 2002, investment in mutual funds comprised of the Invesco 500 Index Trust Fund, the Invesco Balanced Fund, the Invesco Dynamics Fund and the Invesco Growth Fund were valued based on then-current market values of the underlying assets. Investments in American International Group Stock Fund is stated at fair value based on its year end unit closing price, comprised of the year end market value of AIG common stock held plus the uninvested cash of the fund. Loans to participants are stated as unpaid principal plus accrued interest for 2003 and 2002, which approximates fair value.

The net appreciation (depreciation) in fair value of investments, including realized gains (losses) and unrealized gains (losses), is reflected in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on the ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Distributions
Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

3. Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)	Years Ended December 31, 2003	Years Ended December 31, 2002
Mutual funds	$ 5,414	$ (4,966)
Common stock	9,046	-
Stable value fund	1,041	984
	$ 15,501	$ (3,982)

4. Master Trust Information

The Plan's investment in common stock was held in the American General Thrift Plan Master Trust (the "Master Trust"). The custodian of the Master Trust investments was State Street Bank and Trust Company.

The purpose of the Master Trust was the collective investment of AIG common stock in this Plan and the American General Employees' Thrift and Incentive Plan. The Master Trust assets were allocated among the participating plans by assigning to each plan those transactions which can be specifically identified and by allocating net income, resulting from the collective investment of the assets of the Master Trust, in proportion to the market value of each participating Plan's assets. As of December 31, 2002, the Plan's beneficial interest in the Master Trust represented 19.1% of the total assets.

Effective January 1, 2003, the American General Thrift Plan Master Trust terminated. The Plan's beneficial interest in the Master Trust remained invested in the AIG Stock Fund.

The following table presents the fair value of the Master Trust's investments:

(in thousands)	December 31, 2003	December 31, 2002
AIG common stock	$ -	$ 367,311
Total net assets	$ -	$ 367,311

Investment income and net appreciation in fair value of the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) are as follows:

(in thousands)	December 31, 2003	December 31 2002
Net depreciation from investment in common stock	$ -	$ (146,948)
Interest	-	464
Total net assets	$ -	$ (146,484)

5. Federal Income Taxes

The Plan's administrator believes that the trust established under the Plan to hold the Plan's assets is qualified pursuant to Section 401(a) of the Internal Revenue Code, and, accordingly, the Trust's net investment income is exempt from income taxes under provisions of Section 501(a). On April 13, 2003, the Plan obtained an updated favorable tax determination letter from the Internal Revenue Service confirming the above information.

6. Funding Policy

Employee contributions to the individual participant accounts are made through payroll deductions. The Company's matching contribution is made on the same weekly basis as the employees' payroll deduction, and both funds are transferred to the trustee for investment in the separate investment funds.

The Plan permits the acceptance of lump-sum rollover contributions from a qualified plan of a prior employer. There is no Company match on any of these contributions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the participants would become 100 percent vested in their Company contributions.

8. Related Party Transactions

Plan investments consist of shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these investments qualify as party in interest transactions.

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries.

9. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuation, market volatility and credit quality. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

American General Agents' and Managers' Thrift Plan
Schedule of Assets (Held at End of Year)
December 31, 2003

Fund	Description	Fair Value
American International Group*	2,805,958 shares of AIG Stable Value Fund	$ 29,078,709
Brazos*	53,422 shares of Brazos Small Cap Growth Portfolio	911,373
Fidelity*	10,916 shares of Fidelity Dividend Growth Fund	298,002
Janus*	2,136 shares of Janus Twenty Fund	77,256
Janus*	30,837 shares of Janus Small Cap Fund	958,720
SunAmerica*	20,779 shares of SunAmerica Style SL SB Focus Z	368,416
SunAmerica*	3,135 shares of SunAmerican Value Fund	53,891
Templeton*	226,660 shares of Templeton Foreign Fund	2,411,660
Vanguard*	25,119 shares of Vanguard 500 Index	2,578,928
Vanguard*	4,848,175 shares of Vanguard Prime Money Market Fund	4,848,175
Vanguard*	273,919 shares of Vanguard PRIMECAP Fund	14,528,682
Vanguard*	191,315 shares of Vanguard Total Bond Market Index	1,972,459
Vanguard*	63,455 shares of Vanguard Wellington Fund	1,828,152
Vanguard*	25,130 shares of Vanguard Windsor Fund	408,616
American International Group*	1,479,280 units of AIG Stock Fund	70,679,995
Participant loans*	Loans issued at interest rates between 4.00% and 10.50%	3,672,562
		$ 134,675,596

* Party-in-interest

Note: Cost is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GENERAL AGENTS' AND
MANAGERS' THRIFT PLAN

June 28, 2004

Richard A. Grosiak,
Director-Employee Benefits

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-68640) of American General Agents' and Managers' Thrift Plan of our report dated June 22, 2004, relating to the financial statements and schedule of the American General Agents' and Managers' Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, NY
June 28, 2004